Exhibit 99.1

M I Acquisitions, Inc. Announces that Common Stock and Warrants to Commence Separate Trading on or about November 14, 2016

NEW YORK, Nov. 10, 2016 /PRNewswire/ — M I Acquisitions, Inc. (NASDAQ: MACQU) the "Company"), today announced that holders of the Company's units may elect to separately trade the common stock and warrants included in such units commencing on or about November 14, 2016.

The common stock and warrants will trade on the NASDAQ Capital Market ("NASDAQ") under the symbols MACQ and MACQW, respectively. Units not separated will continue to trade on NASDAQ under the symbol MACQU.

In addition, the unexercised portion of the underwriter's over-allotment terminated on October 28, 2016.  The Company will now continue focusing on entering into a business combination with one or more businesses or entities, focusing on acquiring a business operating in the technology, media and telecommunications industries. As the Company previously reported on a Current Report on Form 8-K, approximately $54.6 million of cash is now held in the Company's trust account, which will be released upon closing of a business combination.  The Company's management team consists of Joshua Sason as CEO, Marc Manuel as CFO and Russell Rieger as VP of Strategy, and the Company's independent board of directors, consists of Don Ienner, David Schulhof and Sam Holdsworth. The Company has also engaged Matthew J. Kearney as a Special Advisor to the Company. For more information on management's acquisition strategy, feel free to review the Company website (MIAcquisitions.com), or reach out to management for further details at 347-491-4240.

A registration statement relating to company's initial public offering was declared effective by the Securities and Exchange Commission on September 13, 2016. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  The registration statement and a copy of the final prospectus relating to the initial public offering may be accessed via the Securities and Exchange Commission's website at http://www.sec.gov.

About M I Acquisitions, Inc.

M I Acquisitions, Inc. is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The Company's efforts to identify a target business will not be limited to a particular industry or geographic region, although it intends to focus its efforts on seeking a business combination with a company or companies operating in the technology, media and telecommunications industries.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties.  Forward looking statements are statements that are not historical facts. Such forward-looking statements, including the successful consummation of the Company's initial public offering, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Company Contact:

Joshua Sason
CEO, M I Acquisitions, Inc.
Joshua.Sason@Mag.na
347-491-4240

Marc Manuel
CFO, M I Acquisitions, Inc.
Marc.Manuel@Mag.na
347-491-4240

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